UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                FEBRUARY 10, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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9.5 PERCENT OWNERSHIP LIMITATION

TDC PROPOSES LIFTING THE 9.5 PERCENT OWNERSHIP LIMITATION

Today, TDC's Board of Directors has decided to propose to the Annual General Meeting, which will be held on March 17, 2005, that TDC lifts the provision in the Articles of Association stipulating that no shareholder may own more than
9.5 percent of the share capital without the consent of the Board of Directors, cf. e.g. Article 5(3) of the Articles of Association.

After SBC sold its shares in TDC in June 2004, TDC does not have a majority shareholder and restrictions on the transferability of the shares are therefore no longer needed.

Notice of Annual General Meeting with the proposed amendments to the Articles of Association is expected to be released on February 17, 2005.

For further information please contact TDC Investor Relations on tel. +45 33 43 76 80.


TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     FEBRUARY 10, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations